US Securities and Exchange Commission
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person
        Rhonda R. Vincent
        8908 South Yale Avenue, Suite 360
        Tulsa, OK  74137

2.  Issuer Name and Ticker or Trading Symbol
        Corporate Vision, Inc.
        CVIA

3.  IRS or Social Security Number of Reporting Person
(Voluntary)

4.  Statement for Month/Year
        January, 1997

5.  If Amendment, Date of Original

6.  Relationship of Reporting Person to Issuer
        Officer
        Title:  Chief Financial Officer

TABLE I- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                               Amount of   Ownership   Nature
                                               Securities  Form        of
                                               Owned at    Direct      Indirect
Title of    Trans  Trans  Acquired/            End of      or          Owner-
Security    Date   Code   Disposed   Price     Month       Indirect    ship

Corporate
Vision,
Inc. Common
Stock       1/13/97 S     10,000 D   $0.300
            1/16/97 S     30,000 D   $0.346
            1/17/97 S     10,000 D   $0.350
            1/20/97 S     40,000 D   $0.372
            1/31/97 S     10,000 D   $0.320    175,000     Direct


Signature of Reporting Person

/s/ Rhonda R. Vincent
-----------------------------

Date:  February 10, 1997